October 22, 2018

Re:	PFG Fund III, LLC (the “Company”)
Offering Statement on Form 1-A CIK No. 0001594139

To whom it may concern,

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified October 24, 2018 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you.

Sincerely,

/s/ Kevin Amolsch

Kevin Amolsch

Pine Financial Group, INC

10200 W 44th Ave #220

Wheat Ridge CO 80033

(303) 835-4445   (888) 507-0057 fax

Kevin@PineFinancialGroup.com

www.pinefinancial group.com